UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023
Commission File Number: 001-41247

Satellogic Inc.
(Translation of registrant’s name into English)

Ruta 8 Km 17,500, Edificio 300
Oficina 324 Zonamérica
Montevideo, 91600, Uruguay
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SATELLOGIC INC.

TABLE OF CONTENTS

ITEM
1.	Notice of Results of 2023 Annual General Shareholders Meeting held on December 20, 2023

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATELLOGIC INC.

	By:	/s/ Rick Dunn
Name: Rick Dunn
Title: Chief Financial Officer

Dated: December 21, 2023

3

Item 1

NOTICE OF RESULTS OF
2023 ANNUAL GENERAL SHAREHOLDERS MEETING
SATELLOGIC INC.

Satellogic Inc. (NASDAQ:SATL) (the “Company”) hereby announces the results of its Annual General Shareholders Meeting (the “Meeting”) held in Davidson, NC on December 20, 2023. At the meeting all of the proposals were approved by the required majority of shareholders. The proposals were as follows:

1.	Election of the following persons as Class II Directors of the Board of Directors, to hold office until the conclusion of the Annual General Shareholders Meeting to be held in the calendar year 2026:

a.	Mr. Howard W. Lutnick

b.	Mr. Miguel Gutiérrez

2.	Appointment of Ernst & Young LLP, as the Company’s independent auditors for the fiscal year ended December 31, 2023.

Emiliano Kargieman
Chief Executive Officer

4